[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 14, 2018

VIA EDGAR

Frank Buda

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Gabelli Global Mini MitesTM Fund

(File Nos. 33-66262 & 811-07896)

Dear Mr. Buda:

Thank you for your oral comments provided on August 24, 2018, regarding your review of Post-Effective Amendment No. 42 to the registration statement on Form N-1A filed on July 12, 2018 (the “Registration Statement”) by GAMCO Global Series Funds, Inc. (the “Company”) on behalf of its series, Gabelli Global Mini MitesTM Fund (the “Fund”), with the U.S. Securities and Exchange Commission (the “SEC”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in a post-effective amendment (the “Amendment”) to the Registration Statement, which the Company intends to file pursuant to Rule 485(b) after you have reviewed the responses contained herein.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Frank Buda

September 14, 2018

COMMENTS AND RESPONSES

General

1.

To the extent applicable, please incorporate into the Amendment comments given by the Staff on Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A of Gabelli Equity Series Funds, Inc. (Accession No. 0001193125-18-191769) (the “Equity Series Amendment”).

The Company will include such comments to the extent applicable.

2.	Please confirm whether the Fund’s principal accounting officer has signed the Registration Statement.

The Company has informed us that its Principal Financial Officer and Treasurer, who has signed the Registration Statement, is also the Company’s principal accounting officer.

Summary Prospectus

3.	Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

The Company will add the requested disclosure.

4.

Footnote 1 states that the Fund has agreed, “during the two year period following the year of any such waiver or reimbursement by the Adviser, to repay such amount…” but also states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount…” Please explain the difference in the descriptions of the repayment time period. Further, please revise the second referenced sentence to refer to fees “and expenses” in excess of the expense limitation.

Consistent with the response of Gabelli Equity Series Funds, Inc. to the comments given by the Staff on the Equity Series Amendment, the Company will delete the reference to “a period not to exceed three years from the date that an amount is waived” from the second referenced sentence, and include the second referenced sentence, as revised, under “Management of the Fund” in the Prospectus.

Further, the Company will revise the second referenced sentence to refer to fees “and expenses” in excess of the expense limitation.

5.

The last sentence in Footnote 1 states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the

Frank Buda

September 14, 2018

waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.” Please add “after giving effect to the repayment” to the end of the sentence.

The Company will make the requested revision.

6.	Please disclose that the Expense Example reflects the Adviser waiving expenses through the expiration date of the waiver, and then reflects Total Annual Fund Operating Expenses thereafter.

The Company will add the requested disclosure.

7.	In accordance with Instruction 6 to Item 3 of Form N-1A, please delete the columns reflecting Fund operating expenses after 5 Years and 10 Years.

The Company will make the requested change.

8.

Please define one of “nano-cap companies,” “micro-cap companies,” or “small-cap companies” as “companies that have a market capitalization (defined as shares outstanding multiplied by the current market price) of $250 million or less at the time of the Global Mini Mites Fund’s investment,” and use that term consistently throughout the Registration Statement.

The Company will use the definitional conventions set forth in the revised disclosure included as Appendix A consistently throughout the Registration Statement.

9.	Please revise the description of the Fund’s investment strategies to more clearly describe the strategies of the Fund as well as how the Adviser chooses which securities to buy and sell. Specifically:

a.	Please define “private market value.”

The Company believes it has adequately defined “private market value” in the referenced disclosure; however, it will add additional detail as reflected in Appendix A.

b.	Please explain in plain English and provide additional detail on what is meant by the disclosure that the Adviser has “disciplines in place that serve as sell signals.”

The Company will revise the referenced disclosure in the form attached as Appendix A.

c.

Please consider whether the following sentence should be moved under “Principal Risks:” “Micro-cap companies may also be new or unseasoned companies which are in their very early stages of development.”

Frank Buda

September 14, 2018

The Company will move the referenced sentence where requested.

d.

Please explain the meaning of “related investments thereof” in the following sentence: “As a “global” fund, the Global Mini Mites Fund invests in securities of issuers, or related investments thereof, located in at least three countries, and at least 40% of the Global Mini Mites Fund’s total net assets are invested in securities of non-U.S. issuers or related investments thereof.”

The Company will revise the referenced disclosure in the form attached as Appendix A. The Company supplementally informs the Staff that, notwithstanding the reference to derivative instruments added in response to this comment, the Company believes that the location and scope of its disclosure regarding the Fund’s use of derivatives is appropriately tailored to the Fund’s intended use of derivatives and consistent with Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010)).

10.

Under “Principal Investment Strategies,” the Summary Prospectus states that the Fund may invest in convertible securities. If contingent convertible securities (“CoCos”) are or will be a principal type of investment, the Company should provide a description of them and appropriate risk disclosure. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos. In addition, please inform us of the amount the Fund intends to invest in CoCos.

The Company has informed us that the Fund has no current intention of investing in CoCos as a principal type of investment. The Company will add the requested disclosure in the Form attached as Exhibit B to the Statement of Additional Information under the heading “Investment Strategies and Risks – Contingent Convertible Securities.”

11.	Please include a statement that an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency.

The Company will add the requested statement.

12.	Please include additional detail under “Principal Investment Strategies” and “Principal Risks” regarding depositary receipts.

The Company will add disclosure in the form included in Appendix A to “Principal Investment Strategies”

The Company will add the following risk factor to “Principal Risks”:

Frank Buda

September 14, 2018

Depositary Receipts. The Fund may invest in non-U.S. equity securities through depositary receipts, including ADRs, EDRs, GDRs and other similar global instruments. While ADRs, EDRs and GDRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign (non-U.S.) securities may also apply to ADRs, EDRs and GDRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. Depositary receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer.

13.	Please present “Emerging Market Risk” as a separate risk factor and provide additional detail thereon.

The Fund will add the following risk factor:

Emerging Market Risk. Foreign securities risks are more pronounced in emerging markets. Investments in emerging markets may experience sharp price swings, as there may be less government supervision and regulation of business in such markets, and may entail risks relating to political and economic instability and expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, lack of hedging instruments, and restrictions on repatriation of capital invested. Securities markets in emerging markets may be less liquid and developed than those in the United States, potentially making prices erratic. Economic or political crises may detrimentally affect investments in emerging markets. Emerging market countries may experience substantial rates of inflation or deflation. The economies of developing countries tend to be dependent upon international trade. There may be little financial information available about emerging market issuers, and it may be difficult to obtain or enforce a judgment against them. Other risks include a high concentration of investors, financial intermediaries, and market capitalization and trading volume in a small number of issuers and industries; vulnerability to changes in commodity prices due to overdependence on exports, including gold and natural resources, overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable securities custodial services and settlement practices. For all of these reasons, investments in emerging markets may be considered speculative.

14.	Consider adding “Currency Risk” to the Summary Prospectus, in addition to the Prospectus.

The Company will add “Currency Risk” to the Summary Prospectus.

15.

The risk factor for “Small, Micro and Nano-Cap Company Risk” discusses risks involved in investing in micro-cap securities. Please distinguish between the risks involved in investing in nano-cap securities, micro-cap securities and small-cap securities, or use one of the foregoing terms consistently in this risk factor and in response to Item 9.

Frank Buda

September 14, 2018

The Company will revise the referenced risk factor as set forth in Appendix C.

16.	In light of the risk factor regarding “Growth Stock Risk,” please add disclosure regarding growth stocks or growth strategy to “Principal Investment Strategies.”

The Company will add disclosure, in the form attached as Appendix A, to “Principal Investment Strategies.”

17.	Please add a “New Fund Risk” risk factor.

The Company will add the requested risk factor in the form attached as Appendix D.

18.	If the Fund will post performance information on the internet, please consider providing a hyperlink for updated performance information.

The Company will provide the requested hyperlink under “Performance.”

Prospectus

19.

Please provide more detailed disclosure regarding the Fund’s strategy and investments, including growth strategy, in accordance with Item 9(b)(1) of Form N-1A. In addition, please clearly disclose how the adviser determines when to buy and sell securities, as required by Item 9(b)(2).

The Company will provide the requested disclosures in the form attached as Appendix A.

20.

Please move the disclosure under “Investment Objective, Investment Strategies and Related Risks” beginning with “The Fund’s share price will fluctuate with changes…” and ending with “fall out of favor generally with investors” to the discussion of risks involved in investing in the Fund immediately below.

The Company will make the requested change.

21.

The Prospectus states under “Investment Objective, Investment Strategies and Related Risks” that the Fund may invest in “non-equity securities, such as corporate bonds or other debt securities or financial instruments, including debt securities.” If the Fund intends to invest in such securities as a principal type of investment, please add relevant risk disclosure in response to Item 4 of Form N-1A.

The Company has informed us that the Fund has no current intention of investing in non-equity securities as a principal type of investment.

Frank Buda

September 14, 2018

22.

Under “Classes of Shares,” please explain the statement that “your share of Rule 12b-1 fees as a percentage of your investment increases if the Fund’s assets increase in value and decreases if the Fund’s assets decrease in value.”

The Rule 12b-1 fees charged by the Fund vary as a percentage of an investor’s initial investment in the Fund. For example, if a new investment of $100 doubles in value to $200 as a result of the Fund’s investment activities, Rule 12b-1 fees of twenty-five (25) basis points on the $200 value would be equivalent to fifty (50) basis points on the $100 initial investment. The Company will add the word “initial” to clarify this statement.

23.	Under “Classes of Shares,” in the table describing the Fund’s classes of shares, explain that the term “offering price” includes the front-end sales load.

The Company will add the requested explanation.

24.

The Prospectus states the following under “Sales Charge – Class A Shares”: “For investors investing in Class A shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that such investors obtain the proper breakpoint discount.” Please delete the portion of the sentence stating that “it is the responsibility of the financial intermediary to ensure that such investors obtain the proper breakpoint discount.”

The Company will revise the referenced sentence as follows: “It is the purchaser’s responsibility to notify the Fund, the Distributor or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge reductions or waivers.”

25.	Under “Investors Eligible for Sales Charge Waivers,” please define “qualified employee benefit plans.”

The Company will delete the word “qualified” from the referenced phrase.

26.

Under “Redemption of Shares,” the Prospectus states that “[t]he redemption request will be effected at the NAV next determined (less any applicable CDSC) after the Fund receives the request in proper form.” Under “Redemption Proceeds,” the Prospectus states that “a redemption request received by the Fund will be effected based on the NAV per share next determined after the time as of which the Fund or, if applicable, its authorized designee, receives the request.” Please consider whether the first referenced sentence should also provide “or, if applicable, its authorized designee.” In addition, please supplementally identify the “authorized designees” in your response.

The Company will modify the first referenced sentence to provide “or, if applicable, its authorized designee.” The Company supplementally informs the Staff that “authorized designee” refers to a broker-dealer or, in the event that the Fund has specifically designated another person to receive requests, to such person.

Frank Buda

September 14, 2018

27.

Under “Redemption of Shares,” the Prospectus states that the Fund may temporarily stop redeeming its shares under certain circumstances, including “when an emergency exists…or if the SEC orders the Fund to suspend redemptions.” Please add disclosure to the effect that the Fund may temporarily stop redeeming its shares “beyond seven (7) days” to clarify this disclosure. Further, please revise the disclosure to clarify that each condition is as determined by the SEC pursuant to Section 22(e) of the Investment Company Act.

The Company will revise the referenced disclosure as requested.

28.

Under “Redemption Proceeds,” the Prospectus states that “if you request redemption proceeds by check, the Fund will normally mail the check to you within seven days after receipt of your redemption request,” but does not describe the timing associated with other methods of payment. In addition, pursuant to Item 11(c)(8) of Form N-1A, please include additional disclosure regarding the method(s) the fund typically uses to meet redemption requests, including whether each method is used regularly or only in stressed market conditions. Further, please consider revising the sentence reading “until the check clears, which may take up to as many as ten days following purchase” to “you may not receive proceeds from your redemption, until the check clears or ten days following the purchase, whichever is earlier.”

The Company will make the requested changes in the form attached as Appendix E.

29.

Under “Involuntary Redemption,” the Prospectus states that “[t]he Fund may redeem all shares in your account (other than an IRA) if the value falls below $10,000 as a result of redemptions...” If true please add “or a Coverdell education savings plan” after “other than an IRA.”

The Company will make the requested addition.

30.

Under “Redemption Proceeds,” please specify the circumstances under which the Fund may pay redemption proceeds wholly or partially in portfolio securities. Please include additional detail regarding how the Fund redeems shares in-kind. Additionally, please disclose that securities received in kind will remain at market risk until sold, and that the investor may incur brokerage expense and tax liability relating to the sale of those securities.

The Company will make the requested changes in the form attached as Appendix F.

Appendix A to Prospectus

31.	Please define the terms “Fund Complex” and “fund family” as used in Appendix A to Prospectus.

Frank Buda

September 14, 2018

The Company respectfully submits that Appendix A was provided to the Company and approved for the Company’s use in its Prospectus by the financial intermediaries identified therein, and that the Company is unable to unilaterally modify Appendix A in the manner requested by the Staff. However, the Company believes that the meaning of the terms “Fund Complex” and “fund family” are reasonably clear as used in Appendix A to Prospectus, based on the definition in the Prospectus of “Fund Complex” under “Management of the Fund – the Adviser.”

Statement of Additional Information

32.

Under “Investment Restrictions,” the Statement of Additional Information states that the Fund may not “[p]urchase real estate or interests therein...” Please consider adding “or sell” after the word “purchase.”

The Company will make the requested addition.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Frank Buda

September 14, 2018

Appendix A

The Global Mini Mites Fund primarily invests in equity securities of micro-cap companies, which the Fund defines as companies that have a market capitalization (defined as shares outstanding multiplied by the current market price) of $250 million or less at the time of the Fund’s investment. Equity securities include common stocks (including indirect holdings of common stock through depositary receipts), as well as other equity securities such as preferred stocks and convertible securities. Micro-cap companies may be engaged in new and emerging industries. Micro-cap companies are generally not well-known to investors and have less of an investor following than larger companies.

As a “global” fund, the Global Mini Mites Fund invests in securities of issuers, or related investments thereof, located in at least three countries, and at least 40% of the Global Mini Mites Fund’s total net assets are invested in securities of non-U.S. issuers or related investments thereof (such as depositary receipts and derivative instruments). The Fund may invest in companies located in developed or emerging markets as well as in non-equity securities, such as corporate bonds or other debt securities or financial instruments, including foreign debt securities.

The Adviser’s investment philosophy with respect to buying and selling equity securities is to identify assets that are selling in the public market at a discount to their private market value (“PMV”), and the Global Mini Mites Fund focuses on micro-cap companies that appear to be underpriced relative to their PMV. PMV is the value the Adviser believes informed purchasers would be willing to pay to acquire a company or other assets with similar characteristics. The Adviser considers factors such as price, earnings expectations, earnings and price histories, balance sheet characteristics, and perceived management skills. The Adviser also considers changes in economic and political outlooks as well as individual corporate developments. Further, the Adviser looks for catalysts, factors indigenous to the company, its industry or geographic positioning that may surface additional value, including, but not limited to, industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business.

Additionally, the Adviser may also consider the securities of companies that appear to have favorable yet undervalued prospects for earnings growth and price appreciation. In this regard, the Adviser may invest the Fund’s assets in companies that it believes have above average or expanding market shares, profit margins, and returns on equity. In evaluating growth prospects, the Adviser uses fundamental security analysis to develop earnings forecasts for companies and to identify investment opportunities. The Adviser bases its analysis on general economic and industry data provided by the U.S. Government, various trade associations and other sources, and published corporate financial data such as annual reports and quarterly statements as well as direct interviews with company management. When applying a growth strategy, the Adviser seeks to invest in companies with high future earnings potential relative to their current market valuations.

The Adviser expects to seek to sell investments that lose their perceived value relative to other investments, which could occur because of, among other things, a security reaching a predetermined price target, a change to a company’s fundamentals that make the risk/reward profile unattractive, or a need to improve the overall risk/reward profile of the Fund.

The Fund may invest in non-U.S. equity securities through depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and other similar global instruments, which are generally subject to risks associated with equity securities and investments in foreign (non-U.S.) securities. ADRs are receipts issued by U.S. banks or trust companies in respect of securities of foreign issuers held on deposit for use in the U.S. securities markets. EDRs, which are sometimes referred to as Continental Depositary Receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. ADRs are usually denominated in U.S. dollars and dividends and other payments from the issuer are converted by the custodian into U.S. dollars before payment to receipt holders. In most other respects, ADRs, EDRs and GDRs for foreign securities have the same characteristics as the underlying securities.

Frank Buda

September 14, 2018

Appendix B

Contingent Convertible Securities. One type of convertible security in which the Fund may invest is contingent convertible securities, sometimes referred to as “CoCos.” CoCos are a form of hybrid debt security issued by banking institutions that are intended to either automatically convert into equity or have their principal written down upon the occurrence of certain “trigger events,” which may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements.

CoCos are a newer form of instrument and the regulatory environment for these instruments continues to evolve. Because the market for such securities is evolving, it is uncertain how the larger market for CoCos would react to a trigger event, coupon cancellation, write-down of par value or coupon suspension (as described below) applicable to a single issuer. Following conversion of a CoCo, because the common stock of the issuer may not pay a dividend, investors in such securities could experience reduced yields or no yields at all.

Loss Absorption Risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. The liquidation value of a CoCo may be adjusted downward to below the original par value or written off entirely under certain circumstances. The write-down of the security’s par value may occur automatically and would not entitle holders to institute bankruptcy proceedings against the issuer. In addition, an automatic write-down could result in a reduced income rate if the dividend or interest payment associated with the security is based on the security’s par value. Coupon payments may also be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves. Due to uncertainty surrounding coupon payments, CoCos may be volatile and their price may decline rapidly in the event that coupon payments are suspended.

Subordinated Instruments. CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. Such conversion may be automatic.

Unpredictable Market Value Fluctuation. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

Frank Buda

September 14, 2018

Appendix C

Micro-Cap Company Risk. Although micro-cap companies may offer greater potential for capital appreciation than larger companies, investing in securities of such companies may involve greater risks than investing in larger, more established companies, including the risk of loss and the risk that the Fund’s returns may differ significantly from returns of funds investing in larger-cap companies or other asset classes. Micro-cap companies generally have limited product lines, markets, management personnel, competitive strengths, research, and financial resources, and may be more vulnerable to adverse business or market developments. Their securities may trade less frequently and in more limited volume, and are subject to more abrupt or erratic market price movements, than the securities of larger, more established companies. The Fund may be able to deal with only a few market-makers when purchasing and selling micro-cap securities, and may need a considerable amount of time to purchase or sell its positions in these securities. Also, micro-cap companies are typically subject to greater changes in earnings and business prospects than larger companies. Consequently, micro-cap company stock prices tend to rise and fall in value more than other stock prices. Micro-cap securities are highly volatile, and these companies may fail to execute their business plans and go out of business. Micro-cap companies carry additional risks because of the tendency of their earnings and revenues to be less predictable. Micro-cap companies may be more vulnerable than larger companies to key personnel losses due to reliance on a smaller number of management personnel. These conditions, which create greater opportunities to find securities trading below the Adviser’s estimate of the company’s current worth, also involve increased risk. The shares of micro-cap companies may require fair-value pricing, which is subjective and requires judgment by the Adviser, and may be at risk for de-listing from a securities exchange, making it difficult for the Fund to buy and sell shares of a particular company. The actual market prices for a security may differ from the fair value of that security as determined by the Adviser, and there is no assurance that the Fund will realize fair valuation upon the sale of a security. In addition, there may be less public information available about micro-cap companies. It may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company. Micro-cap companies may have limited financial resources and little or no access to additional credit and therefore may be more susceptible to market downturns or rising credit costs than larger, more established companies. The risks of investing in micro-cap companies are even greater than those of investing in small-cap companies, which may have market capitalizations of up to $3 billion at the time of investment.

Frank Buda

September 14, 2018

Appendix D

New Fund Risk. The Fund is new with a limited operating history and may have higher expenses (although the Company expects that such expenses would be limited under its Expense Deferral Agreement with the Adviser). There can be no assurance that the Fund will grow to or maintain an economically viable size. The Fund could cease operations, and investors may be required to liquidate or transfer their assets at a loss.

Frank Buda

September 14, 2018

Appendix E

Redemption Proceeds. The Fund expects to meet redemption requests typically by selling portfolio assets, with holdings of cash or cash equivalents, or by drawing on its line of credit. In certain circumstances, the Fund may meet a redemption request in-kind, as described under “Redemption in Kind.” These methods of meeting redemption requests are expected to be used in both normal and stressed market conditions. A redemption request received by the Fund will be effected based on the NAV per share next determined after the time as of which the Fund or, if applicable, its authorized designee, receives the request. If you request redemption proceeds by wire, the Fund will normally wire the funds according to the wire instructions you provide, within three business days after receipt of your redemption request. If you request redemption proceeds by check, the Fund will normally mail the check to you within seven days after receipt of your redemption request. If you purchased your Fund shares by check or through the Automatic Investment Plan you may not receive proceeds from your redemption until the check clears or ten days following the purchase, whichever is earlier. While the Fund will delay the processing of the redemption payment until the check clears, your shares will be valued at the next determined NAV after receipt of your redemption request. Typically, the Fund receives redemption requests through the National Securities Clearing Corporation (“NSCC”) system, which is utilized by financial intermediaries to submit requests on behalf of their clients or customers who hold shares of the Fund in “street name.” In such circumstances, the Fund expects redemption proceeds to be delivered via the NSCC system within three business days after receipt of a redemption request. The NSCC system is not used for shareholders whose accounts are held at the Fund’s transfer agent (as opposed to shareholders whose accounts are held in “street name” at a broker or other financial intermediary).

Frank Buda

September 14, 2018

Appendix F

Redemption In Kind. The Fund may pay your redemption proceeds wholly or partially in portfolio securities. Specifically, the Fund may pay your redemption proceeds in portfolio securities if you redeem more than $250,000 over the preceding three months, and the Adviser believes that economic conditions exist which would make payments in cash detrimental to the best interests of the Fund. In such an instance, the Fund would communicate to you its intention to meet your redemption request in portfolio securities. Securities received in kind will remain subject to the risk of market fluctuations until sold; however, the Fund would distribute to you from its portfolio of investments only securities that the Adviser determines are readily marketable. The specific security or securities to be distributed will be selected at the discretion of the Board or its designee(s), subject to any applicable laws or regulations, and could be individual securities, a representative basket of securities or a pro-rata slice of the Fund’s portfolio. Any additional remainder in value owed to you between such securities and the Fund shares that you submitted for redemption would be paid to you in cash. Payments would be made in portfolio securities only in instances where the Company’s Board (or its delegate) believes that it would be in the Fund’s best interest not to pay the redemption proceeds in cash. A redemption in kind would be a taxable event to you on which you would realize a capital gain or capital loss on your shares redeemed. Additionally, you may incur brokerage costs in converting any of the securities received to cash. The foregoing considerations apply in both normal and stressed market considerations. Please see “Redemption of Shares” in the SAI for additional information.

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